SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            New Frontier Media, Inc.

                              (Name of Issuer)

                                  Common Stock

                       (Title of Class of Securities)

                                   644398 10 9
                               (CUSIP Number)

                             Kenneth Benbassat, Esq.
                                Loeb & Loeb LLP
                            1000 Wilshire Boulevard
                                   Suite 1800
                           Los Angeles, CA 90017-2475
                                 (213) 688-3400

               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                                October 27, 1999
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                       (Continued on following pages)
                            (Page 1 of 4 Pages)

CUSIP NO.: 644398 10 9                            13D


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                    Bradley A. Weber

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (X)

3        SEC USE ONLY

4        SOURCE OF FUNDS 00 (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America

                           7        SOLE VOTING POWER
                                    1,806,506
NUMBER OF
SHARES                     8        SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           1,806,506
PERSON
WITH                       10       SHARED DISPOSITIVE POWER
                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           1,806,506

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.2%

14       TYPE OF REPORTING PERSON
                           IN


                                Page 2 of 4 Pages

                                  SCHEDULE 13D

         This statement (the "Statement") relates to the common stock, par value $.0001 per share (the "Common Stock") of New Frontier Media, Inc., a Colorado corporation (the "Issuer"). This Statement constitutes an initial filing of
Schedule 13D by Bradley A. Weber.

         ITEM 1   SECURITY AND ISSUER

         This statement relates to the Issuer's Common Stock. The address of the Issuer's principal executive office is 5435 Airport Boulevard, Suite 100, Boulder, Colorado 80301.

         ITEM 2   IDENTITY AND BACKGROUND

              (1)    This Statement is filed on behalf of Bradley A. Weber.

              (2) The principal business address of Mr. Weber is 15303 Ventura Blvd., Suite 675, Sherman Oaks, California.

              (3) The principal occupation of Mr. Weber is Internet technology, including Internet software engineering and bandwidth systems. Mr. Weber is employed as the Chief Operating Officer of Interactive Telecom Network, Inc.

              (4) During the last five years, Mr. Weber has not been convicted in any criminal proceeding.

              (5) During the last five years, Mr. Weber was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (6)    Mr. Weber is a citizen of the United States.

         ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     1,729,157 shares were acquired by Mr. Weber in consideration for all of Mr Weber's capital stock in Interactive Gallery, Inc., 57,831 shares were acquired by Mr. Weber in consideration for all of Mr. Weber's capital stock in Telecom Network, Inc., and 19,518 shares were acquired by Mr. Weber in consideration for 90% of Mr. Weber's capital stock in Card Transactions, Inc., all of which capital stock was sold to the Issuer.


                                Page 3 of 4 Pages

         ITEM 4   PURPOSE OF THE TRANSACTION

         The securities were acquired in connection with a transaction (the "Transaction") whereby Mr. Weber sold all his capital stock in Interactive Gallery, Inc. and Interactive Telecom Network, Inc. and 90% of his capital stock in Card Transactions, Inc. to the Issuer. In connection with the Transaction, Mr. Weber was appointed to the Board of Directors of the Issuer and he entered into a three-year employment agreement with Interactive Telecom Network, Inc., a wholly owned subsidiary of the Issuer.

         ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) As of November 12, 1999, Mr. Weber is the beneficial owner of, and has sole dispositive and voting power with respect to, 1,806,506 shares of the Issuer's Common Stock. The 1,806,506 shares constitute 9.2% of the Issuer's issued and outstanding shares of Common Stock.

         (c) Except for the Transaction described in Items 3 and 4 above, Mr. Weber has not effected any transaction in the securities of the Issuer during the past 60 days.

         (d) No person other than Mr. Weber has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer's Common Stock beneficially owned by Mr.
Weber.

         (e) Not applicable.

         ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The shares of Issuer=s Common Stock beneficially owned by Mr. Weber are restricted securities and may not be transferred by Mr. Weber other than pursuant to registration of the shares under the Securities Act of 1933, as amended, or pursuant to an exemption from registration.

         ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:                                       /s/ Bradley A. Weber
                                           ----------------------------
November 15, 1999                             Bradley A. Weber

                                Page 4 of 4 Pages